

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Mike Barajas
Chief Financial Officer
Via Renewables, Inc.
12140 Wickchester Ln
Suite 100
Houston, Texas 77079

   Re: Via Renewables, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 3, 2022
    Form 8-K Filed May 5, 2022
    File No. 001-36559

Dear Mr. Barajas:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Non-GAAP Performance Measures, page 48

1. We note you present Retail Gross Margin as a non-GAAP measure and that you reconcile this measure to operating income at page 51. We also note similar presentation in your Form 10-Q for the quarter ended March 31, 2022 and Form 8-K filed May 5, 2022. Please revise to reconcile your non-GAAP measure to the most directly comparable GAAP measure, fully loaded GAAP gross profit or tell us why you believe operating income is the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

<u>8-K Filed May 5, 2022</u>

<u>Exhibit 99.1, page 1</u>

2.   We note you present non-GAAP financial measure Retail Gross Margin on the top of the Key Highlights without the presentation of the most directly comparable GAAP financial measure, fully loaded GAAP gross profit. In addition, you present non-GAAP measure Adjusted EBITDA, preceding the comparable GAAP measure net income. Please revise to reconcile your non-GAAP measure Retail Gross Margin to the most directly comparable GAAP measure, fully loaded GAAP gross profit and revise your disclosures to present, with equal or greater prominence, the most directly comparable GAAP financial measures preceding the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clinton H. Smith